UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission file number: 333-137143
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	4

NOTES TO FINANCIAL STATEMENTS	5
Exhibit 23.1
Note: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Hanesbrands Inc. Employee Benefits Administrative Committee
Hanesbrands Inc. Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of Hanesbrands Inc. Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007 and for the period from July 24, 2006 to December 31, 2006. These financial statements are the responsibility of Hanesbrands Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 and for the period from July 24, 2006 to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note A, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, as of December 31, 2006.
/s/ Grant Thornton LLP
Greensboro, North Carolina
June 5, 2008

Hanesbrands Inc. Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2007	2006
Assets
Investment (Notes B and C)
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$563,061,103	$505,490,081

Receivables
Participant contribution receivable	—	1,264,934
Company-match contribution receivable	102,757	833,418
Annual Company contribution receivable (Note A)	13,227,973	18,703,512

	13,330,730	20,801,864

Total assets	576,391,833	526,291,945

Liabilities
Accrued expenses	(196,636)	(999,270)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	576,195,197	525,292,675

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit- responsive investment contracts (Note A)	(1,704,001)	1,519,114

NET ASSETS AVAILABLE FOR BENEFITS	$574,491,196	$526,811,789

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year	For the period
	ended	July 24, 2006 to
	December 31,	December 31,
	2007	2006
Additions
Contributions
Company	$28,996,350	$26,333,274
Participants	23,925,320	11,336,908
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income (Note C)	27,784,222	44,881,184

Recovery of prior period deemed distributions	210,474	—

Total additions	80,916,366	82,551,366

Deductions
Benefits paid to participants	99,202,848	31,206,970
Administrative expenses	1,472,423	1,756,408
Deemed distributions	—	532,217

Total deductions	100,675,271	33,495,595

Transfer in (Note A)	67,438,312	477,756,018

NET INCREASE	47,679,407	526,811,789

Net assets available for benefits
Beginning of period	526,811,789	—

End of period	$574,491,196	$526,811,789

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
NOTE A — DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Hanesbrands Inc. (“Hanesbrands”) was spun off from Sara Lee Corporation (“Sara Lee”) on September 5, 2006. In connection with the spin off, Sara Lee contributed its branded apparel Americas and Asia business (the “Branded Apparel Business”) to Hanesbrands and distributed all of the outstanding shares of Hanesbrands’ common stock to its stockholders on a pro rata basis. As a result of such distribution, Sara Lee ceased to own any equity interest in Hanesbrands and Hanesbrands became an independent, separately traded, publicly held company. Hanesbrands adopted the Plan in advance of this transaction and on July 24, 2006, assets allocated to participants associated with the Branded Apparel Business were transferred from the Sara Lee Corporation Retirement Savings Plan Trust to the Hanesbrands Inc. Retirement Savings Plan Trust, which, during the periods presented, was a participating trust in the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”). Total net assets transferred with respect to the Plan were $477,756,018.
On January 1, 2007, the National Textiles, L.L.C. 401(k) Plan (the “National Textiles Plan”) was merged into the Plan. All participants of the National Textiles Plan became 100% vested in their individual plan accounts. As of January 1, 2007, participant account balances and outstanding participant loan balances were transferred into the Plan. Total net assets transferred to the Plan were $67,438,312.
General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands and its participating divisions and subsidiaries (the “Company”) who have attained the age of 21, are not employed in Puerto Rico and are not covered by a collective bargaining agreement which does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Eligible employees can contribute between 1% and 50% of their pre-tax compensation, as defined in the Plan document; however, highly compensated employees (as defined in the Internal Revenue Code (“IRC”)) have limits on the amount they may contribute (5% of their pre-tax compensation in 2006 and 6% in 2007). During the periods presented, except for part-time hourly employees, seasonal and temporary employees, and certain union employees, employees who became eligible and did not make an alternate election within 90 days of eligibility were deemed to have automatically elected to have 4% of their pre-tax compensation deferred into the Plan. Contributions and catch-up contributions are subject to certain limitations under the IRC. Although employees were previously permitted to make after-tax contributions to certain predecessors to the Plan, this is no longer permitted and was not permitted during 2007.
For participants who are contributing to the Plan, the Company will make annual matching contributions equal to 100% of the portion of a participant’s pre-tax contribution that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the year ended December 31, 2007 and the period from July 24, 2006 to December 31, 2006, the total annual matching contribution by the Company was $15,768,377 and $7,629,762, respectively.
For eligible contributing and non-contributing salaried employees, the Company will make an annual Company contribution equal to 4% of eligible compensation. In addition, for 2006, the Company made a special one-time contribution for eligible salaried employees who satisfied certain age and service requirements, in an amount equal to 10% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or New York based sample department union employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. For the year ended December 31, 2007 and the period from July 24, 2006 to December 31, 2006, the total annual contribution by the Company (including both discretionary and nondiscretionary contributions) was $13,227,973 and $18,703,512, respectively.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income, losses and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006 — Continued
Vesting
Participants’ after-tax, pre-tax and rollover accounts are 100% vested at all times. During the periods presented, vesting in the annual Company contribution and matching contribution accounts was 20% after each year of service with 100% vesting after five years of service. Annual Company contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments. Participants may change their investment elections at any time.
Forfeitures
If a participant leaves the Company for reasons other than death, disability or normal retirement before his or her Company contribution accounts are fully vested, the portion of his or her Company contribution accounts which are not fully vested shall be forfeited. The forfeited amounts shall be credited to reemployed participants, used to reduce Company contributions, or used to reduce administrative expenses of the Plan. As of December 31, 2007 and 2006, forfeited balances were $906,772 and $821,745, respectively. For the year ended December 31, 2007 and the period from July 24, 2006 to December 31, 2006, $845,777 and $0, respectively, was used to reduce Company contributions or pay administrative expenses.
Benefit Payments
Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund). If the participant’s account balance exceeds $5,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed five years.
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her Plan accounts (other than the Company contribution accounts). The participant must sign a promissory note for the loan. The loan period cannot exceed 5 years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed 10 years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 4.0% to 9.5% at December 31, 2007 and 2006.
The participant loan balances were reduced by $656,553 and $532,217, at December 31, 2007 and 2006, respectively, for loans in default that have been deemed distributions at year end. The Statement of Changes in Net Assets Available for Benefits reflects a recovery of prior period deemed distributions of $210,474 for the year ended December 31, 2007, which is the amount by which the $532,217 of deemed distributions for the Plan at December 31, 2006, when aggregated with the $334,810 of deemed distributions included in the $67,438,312 transferred to the Plan as a result of the merger of the National Textiles Plan into the Plan on January 1, 2007, exceeds the $656,553 of deemed distributions at December 31, 2007. Under Plan procedures, loans are considered to be in default and treated as deemed distributions after three months have passed with no payment of principal.
Withdrawals
Participants may withdraw all or a portion of their vested account balances (other than the annual Company contribution accounts), provided they have attained age 59-1/2; participants may also withdraw their after-tax accounts at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain of their accounts, subject to limitations defined in the Plan document.
New Accounting Pronouncements
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires that the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006 — Continued
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, SFAS 157 will have on the Plan’s financial statements.
NOTE B — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
During the periods presented, the Plan’s sole investment was an interest in the HBI Investment Trust. The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors.
The HBI Investment Trust’s investments consist of investments in registered investment companies, corporate common stocks, participant loans, common/collective trusts and investment contracts. Investments in registered investment companies and corporate common stocks are valued using quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value. Common/collective trusts are valued at fair value of participant units owned by the HBI Investment Trust based on quoted redemption values. Investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. The average crediting interest rate of the investment contracts as of December 31, 2007 and 2006 was approximately 5.02% and 5.21%, respectively. The average yield for the investment contracts for the years ended December 31, 2007 and 2006 was approximately 5.35% and 5.13%, respectively. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.
Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan, unless paid by the Company at its discretion.
NOTE C — PLAN INTEREST IN HBI INVESTMENT TRUST
During the periods presented, the Plan’s investments were in the HBI Investment Trust, which was established for the investment of assets of the Plan and two other defined contribution plans sponsored by the Company (the “Participating Plans”). The interest of each Participating Plan in the HBI Investment Trust is based on each Participating Plan’s participants’ account balances within each investment fund. The assets of the HBI Investment Trust are held by The Northern Trust Company.
The Plan’s interest in the net assets of the HBI Investment Trust was approximately 99% at both December 31, 2007 and 2006. Investment income relating to the HBI Investment Trust is allocated to the individual plans based on the balances invested by each plan. All administrative expenses of the other two Participating Plans for the years ended December 31, 2007 and 2006 were paid by

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006 — Continued
the Company and were not included in the expenses of the HBI Investment Trust for such periods. As a result, all administrative expenses of the HBI Investment Trust for such periods were administrative expenses of the Plan, and were therefore allocated solely to the Plan.
The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.
A summary of the net assets of the HBI Investment Trust as of December 31, 2007 and 2006 is as follows:

	2007	2006
Investments, at fair value
Corporate stocks — common	$22,742,730	$31,136,725
Investment in common/collective trusts	2,580,912	2,101,600
Investment in registered investment companies	327,147,627	272,356,469
Participant loans	12,376,301	11,303,364
Investment contracts	203,994,813	195,079,652

Total investments	568,842,383	511,977,810

Receivables	13,590,561	21,439,037
Liabilities	(196,636)	(999,270)

Net assets of HBI Investment Trust at fair value	582,236,308	532,417,577

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,736,018)	1,537,565

Net assets of HBI Investment Trust	$580,500,290	$533,955,142

For the year ended December 31, 2007 and for the period from July 24, 2006 to December 31, 2006, net investment income was allocated to all three of the Participating Plans from the HBI Investment Trust. For the period from January 1, 2006 through July 23, 2006, net investment income was allocated to two Participating Plans, other than the Plan, from the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans. The aggregate net investment income allocated to the Participating Plans from the HBI Investment Trust for the year ended December 31, 2007 and from the HBI Investment Trust and the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans for the year ended December 31, 2006 is as follows:

	2007	2006
Interest and dividend income	$4,737,985	$5,142,490
Net appreciation in fair value of investments
Corporate stocks — common	2,304,458	7,491,208
Investment in common/collective trusts	10,316,702	4,228,645
Investment in registered investment companies	10,739,593	28,426,184

Net investment income	$28,098,738	$45,288,527

At December 31, 2007 and 2006, the HBI Investment Trust held 837,053 shares and 772,091 shares, respectively, of Hanesbrands common stock. These shares had a fair value of $22,742,730 and $18,236,790 as of December 31, 2007 and 2006, respectively.
At December 31, 2007 and 2006, the HBI Investment Trust held 0 shares and 757,483 shares, respectively, of Sara Lee Corporation common stock. These shares had a fair value of $12,899,936 as of December 31, 2006.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006 — Continued
NOTE D — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.
NOTE E — TAX STATUS
The Company has requested a determination letter from the Internal Revenue Service. Although a response has not been received, the Plan administrator believes that the Plan has been operated in compliance with the IRC.
NOTE F — PARTY-IN-INTEREST TRANSACTIONS
Certain assets of the HBI Investment Trust were invested in investments managed by The Northern Trust Company (the “Trustee” of the Plan during the periods presented); therefore, these transactions qualify as party-in-interest transactions. Fees paid by the plan during 2007 and 2006 for legal, accounting, and other professional services rendered by parties in interest were based on customary and reasonable rates for such services. Approximately 3.9% of the HBI Investment Trust’s assets as of December 31, 2007 were invested in Hanesbrands common stock, and an aggregate of approximately 5.8% of the HBI Investment Trust’s assets as of December 31, 2006 were invested in Hanesbrands common stock and Sara Lee Corporation common stock, in each case through participant-directed account balances.
NOTE G — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$574,491,196	$526,811,789
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,704,001	(1,519,114)

Net assets available for benefits per the Form 5500	$576,195,197	$525,292,675

The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2007 to the Form 5500:

Investment income per the financial statements	$27,784,222
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,223,115

Investment income per the Form 5500	$31,007,337

NOTE H — SUBSEQUENT EVENT
Subsequent to December 31, 2007, the Plan withdrew its entire investment in the HBI Investment Trust and established a new trust for the Plan, the Hanesbrands Inc. Retirement Savings Plan Trust (the “New Trust”). State Street Bank and Trust Company is the trustee of the New Trust. Following this withdrawal, the other two Participating Plans continued as participating plans in the HBI Investment Trust.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2008	HANESBRANDS INC. RETIREMENT SAVINGS PLAN
	By:	/s/ Dale W. Boyles
Dale W. Boyles
Authorized Member of the Hanesbrands Inc. Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Grant Thornton LLP